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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
          RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) of the
                        SECURITIES EXCHANGE ACT OF 1934

                                 OPTICNET, INC.
                           (Name of Subject Company)
                                 OPTICNET, INC.
                      (Names of Persons Filing Statement)
                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)
                                  683868 10 3
                     (CUSIP Number of Class of Securities)
                                 GARY D. WRENCH
                            CHIEF FINANCIAL OFFICER
                                 OPTICNET, INC.
                          ONE POST STREET, SUITE 2500
                            SAN FRANCISCO, CA 94104
                              TEL: (415) 956-4477
 (Name, address, and telephone numbers of person authorized to receive notices
                                      and
           communications on behalf of the persons filing statement)
                                WITH COPIES TO:

                                 ESME C. SMITH
                                   JONES DAY
                       555 WEST FIFTH STREET, SUITE 4600
                           LOS ANGELES, CA 90013-1025
                              TEL: (213) 489-3939
                              FAX: (213) 243-2539

     This statement is filed in connection with (check appropriate box):

     a. [ ] The filing of solicitation material or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [X] A tender offer.

     d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------
           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------------------
                  $242,180                                        $19.59
--------------------------------------------------------------------------------------------

* Estimated solely for the purposes of calculating the amount of the filing fee. This amount is based on the product of (i) $0.04 (i.e. the tender offer price) and (ii) 6,054,491, the estimated number of shares of OpticNet common stock to be acquired in this tender offer and merger.

[X] Check the box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19.59    Filing Party: BEI Technologies, Inc. and Opto
                                    Acquisition Sub, Inc.
Form or Registration No. TO-T     Date Filed: August 18, 2003

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

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13e-3 (this "Schedule 13e-3") is being filed by OpticNet, Inc., a Delaware corporation (the "Company" or "OpticNet"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the tender offer by Opto Acquisition Sub, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of BEI Technologies, Inc., a Delaware corporation ("BEI"), to purchase all of the outstanding shares of common stock, par value $0.0001 per Share, of OpticNet (the "Shares"), at a purchase price of $0.04 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase, dated August 18, 2003 (the "Offer To Purchase"). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9, dated August 18, 2003 (the "Schedule 14D-9"). Pursuant to General Instruction F to Schedule 13e-3, information contained in the Schedule 14D-9, dated August 18, 2003 is expressly incorporated by reference in response to the items of this Schedule 13e-3 and information contained in the Offer To Purchase filed with a Tender Offer Statement on Schedule TO by Purchaser and BEI with the Securities and Exchange Commission on August 18, 2003 is expressly incorporated by reference in response to the items of this Schedule 13e-3. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer To Purchase.

ITEM 1.  SUMMARY TERM SHEET

     The information contained in the Offer to Purchase under the heading "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a),(b) The information contained in the Schedule 14D-9 under the heading "Item 1. Subject Company Information" and "Item 2. Identity and Background of Filing Person" is incorporated herein by reference.

     (c) The information contained in the Offer To Purchase under the heading "Trading Market and Price of Shares of OpticNet Common Stock" is incorporated herein by reference.

     (d) No dividends have been paid on the Common Stock during the past two years.

     (e)     Not applicable.

     (f)     Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The information contained in the Schedule 14D-9 under the headings "Item 1. Subject Company Information" and "Item 2. Identity and Background of the Filing Person" is incorporated herein by reference.

     (b)     Not applicable.

     (c)     Not applicable.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) The information contained in the Offer To Purchase under the headings "Introduction," "Terms of the Offer," "Procedures for Tendering Shares of OpticNet Common Stock in the Offer," "Withdrawal Rights," "Acceptance for Payment and Payment for Shares of OpticNet Common Stock" and "Certain United States Federal Income Tax Consequences" are incorporated herein by reference.

     (c)     Not applicable.

     (d) The information contained in the Offer To Purchase under the headings "Purpose of the Offer and the Merger," "Plans for OpticNet," "The Merger Agreement -- the Merger Agreement -- Appraisal Rights," and in the Schedule 14D-9 under the heading "Item 8. Additional Information -- Impact of Certain Laws of the State of Delaware and the State of California -- Summary of Appraisal Rights under the DGCL" and "Item 8. Additional Information -- Impact of Certain Laws of the State of Delaware and the State of California -- Summary of Dissenters' Rights under the CGCL" are incorporated herein by reference.

     (e)     None.

     (f)     Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) The information contained in the Schedule 14D-9 under the heading "Item 3. Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

     (b),(c) The information contained in the Schedule 14D-9 under the heading "Item 4. The Solicitation or Recommendation" is incorporated herein by reference.

     (e)     Not applicable.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (b),(c) The information contained in the Offer To Purchase under the heading "Purpose of the Offer and the Merger Plan for OpticNet; The Merger Agreement" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

     The information contained in the Offer To Purchase under the heading "Purpose of the Offer and the Merger Plan for OpticNet; The Merger Agreement" is incorporated herein by reference; and contained in the Schedule 14D-9 under the heading "Item 4. Solicitation or Recommendation -- Reasons for the Recommendation of the Board of Directors."

ITEM 8.  FAIRNESS OF THE TRANSACTION

     The information contained in the Schedule 14D-9 under the heading "Item 4. The Solicitation or Recommendation" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

     The information contained in the Schedule 14D-9 under the heading "Item 4. The Solicitation or Recommendation -- Summary of Financial Analysis and Opinion of the Board of Directors' Financial Advisor" and "Item 5. Persons/Assets Retained, Employed, Compensated or Used" is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     (a),(b) The information contained in the Offer To Purchase under the heading "Source and Amount of Funds" is incorporated herein by reference.

     (c) The information contained in the Offer To Purchase under the heading "Fees and Expenses" is incorporated herein by reference.

     The following table represents the estimated fees and expenses to be incurred by OpticNet in connection with the Offer and the Merger:

Legal fees..............................................  $  110,000
Fees for advisors on transaction and special committee..  $   50,000
Miscellaneous...........................................  $   40,000
                                                          ----------
Total...................................................  $  200,000

     (d)     Not applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) The beneficial ownership table set forth in the Offer to Purchase under the heading "Certain Information Concerning the Purchaser and BEI" is incorporated herein by reference, and in the Schedule 14D-9 under the heading "Item 6. Interest in Securities of the Subject Company."

     (b) The information contained in the Schedule 14D-9 under the heading "Item 6. Interest in Securities of the Subject Company" is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

     (d) The information contained in the Schedule 14D-9 under the heading "Item 4. The Solicitation of Recommendation -- Intent to Tender" is incorporated herein by reference.

     (e) The information contained in the Schedule 14D-9 under the heading "Item 4. The Solicitation or Recommendation."

ITEM 13.  FINANCIAL STATEMENTS

     (a)     Not applicable.

     (b)     Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The information contained in the Schedule 14D-9 under the heading "Item 5. Persons/Assets Retained, Employed, Compensated or Used" and in the Offer To Purchase under the heading "Fees and Expenses" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION

     The information contained in the Schedule 14D-9 under the heading "Item 8. Additional Information" is incorporated herein by reference.

ITEM 16.  EXHIBITS

(a)(1)  Offer to Purchase dated August 18, 2003.(i)
(a)(2)  Solicitation/Recommendation Statement on Schedule 14D-9.(ii)
(a)(5)  Joint Press Release issued by OpticNet and BEI on July 1,
        2003.(iii)
(c)(1)  Solicitation/Recommendation Statement on Schedule 14D-9.(ii)
(c)(2)  Opinion of American Appraisal Associates.(iv)
(d) Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI, Opto Acquisition Sub, Inc. and OpticNet.(i)
(f)(1)  Appraisal Rights and Dissenters' Rights.(iv)
(g)(1)  Letter to Stockholders dated August 18, 2003.(iv)

---------------

(i) Incorporated by reference. Filed as an exhibit to Schedule TO filed by BEI and the Purchaser on August 18, 2003.

(ii)  Incorporated by reference. Filed by OpticNet on August 18, 2003.

(iii) Incorporated by reference. Previously filed as an exhibit to Schedule TO-C filed by BEI on July 1, 2003.

(iv) Incorporated by reference. Filed as an exhibit to Schedule 14D-9 filed by OpticNet on August 18, 2003.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          OPTICNET, INC.

                                          By:      /s/ GARY D. WRENCH
                                            ------------------------------------
                                            Name: Gary D. Wrench
                                            Title: Chief Financial Officer
                                            Dated: August 18, 2003

                                 EXHIBIT INDEX

(a)(1)   Offer to Purchase dated August 18, 2003.(i)
(a)(2)   Solicitation/Recommendation Statement on Schedule 14D-9.(ii)
(a)(5)   Joint Press Release issued by OpticNet and BEI on July 1,
         2003.(iii)
(c)(1)   Solicitation/Recommendation Statement on Schedule 14D-9.(ii)
(c)(2)   Opinion of American Appraisal Associates.(iv)
(d) Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI, Opto Acquisition Sub, Inc. and OpticNet.(i)
(f)(1)   Appraisal Rights and Dissenters' Rights.(iv)
(g)(1)   Letter to Stockholders dated August 18, 2003.(iv)

---------------

(i) Incorporated by reference. Filed as an exhibit to Schedule TO filed by BEI and the Purchaser on August 18, 2003.

(ii)  Incorporated by reference. Filed by OpticNet on August 18, 2003.

(iii) Incorporated by reference. Previously filed as an exhibit to Schedule TO-C filed by BEI on July 1, 2003.

(iv) Incorporated by reference. Filed as an exhibit to Schedule 14D-9 filed by OpticNet on August 18, 2003.